Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firm” in the Private Offering Memorandum Part B, dated April 29, 2024, and included in this Amendment No. 45 to the Registration Statement (Form N-1A, File No. 811-06073) of Government Cash Management Portfolio (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated February 22, 2024, with respect to the financial statements and financial highlights of Government Cash Management Portfolio included in the Annual Report to Shareholders (Form N-CSR) for the year ended December 31, 2023, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts

April 24, 2024